Exhibit 99.1

Tiziana Life Sciences Plc

(“Tiziana” or the “Company”)

Exercise of options, Issue of Equity PDMR Dealing and Total Voting Rights

London, New York, 21 October 2020 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, today announces that it has allotted and issued total of 1,750,000 ordinary shares of 3 pence each (“New Ordinary Shares”) credited as fully paid; (i) in the case of 1,200,000 New Ordinary Shares at a price of 15 pence per share and; (ii) in the case of 550,000 New Ordinary Shares at a price of 35 pence per share in respect of the exercise of; (i) 1,200,000 options with an exercise price of 15 pence; and (ii) 550,000 options with an exercise price of 35 pence held by Gabriele Cerrone, Executive Chairman of the Company. The aggregate interests of Mr Cerrone in shares and voting rights accordingly increase by 1,750,000 shares to 66,055,668 representing 34.19% of the issued share capital. This is within the 1% increase threshold permitted pursuant to Note 11 to Rule 9 of the UK Takeover Code.

Application has been made for the 1,750,000 New Ordinary Shares to be admitted to trading on AIM (“Admission”), and dealings are expected to commence on or around 27 October 2020. The New Ordinary Shares will rank pari passu with the Company’s existing Ordinary Shares.

Total Voting Rights

In conformity with DTR 5.6.1, the Company notifies that as at the date of this announcement, it has a single class of shares in issue being Ordinary Shares and that following the issue of the New Ordinary Shares to be issued in connection with the conversion of his loan notes, the total number of Ordinary Shares in issue will be 193,226,787. There are no Ordinary Shares held in treasury. Each Ordinary Share entitles the holder to a single vote at general meetings of the Company.

The figure of 193,226,787 Ordinary Shares may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s Disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase II compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014. The person who arranged the release of this information is Keeren Shah, Finance Director of Tiziana.

For further enquiries:

United Kingdom:

Tiziana Life Sciences plc

Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser)
Liam Murray / Jo Turner	+44 (0)20 7213 0880

Optiva Securities Limited (Broker)
Robert Emmet	+44 (0)20 3981 4173

United States:

Investors

Dave Gentry

RedChip Companies Inc.

001 407 – 491 – 4498

Dave@redchip.com

Notification and public disclosure of transactions by Persons Discharging Managerial Responsibilities (“PDMR”) and persons closely associated with them (“PCA”)

1.	Details of PDMR / person closely associated
a)	Name	Gabriele Cerrone
2.	Reason for the notification
a)	Position / status	Executive Chairman
b)	Initial notification /amendment	Initial notification
3.	Details of the issuer
a)	Name	Tiziana Life Sciences plc
b)	LEI	213800CED47HI8PIOB36
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	Ordinary Shares of 3p each
b)	Identification code of the Financial Instrument	ISIN for Tiziana Life Sciences plc: GB00BKWNZY55
c)	Nature of the transaction	Exercise of options

d)	Price(s) and volume(s)
		Price	Volume
		15p	1,200,000
		35p	550,000

f)	Date of the transaction	20 October 2020
g)	Place of the transaction	XLON